

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

David Robson
Chief Financial Officer
Nuvve Holding Corp.
2488 Historic Decatur Road
San Diego, California 92106

      Re: Nuvve Holding Corp.
          Registration Statement on Form S-3
          Filed April 25, 2022
          File No. 333-264462

Dear Mr. Robson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Eric Schwartz